                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            THE QUIZNO'S CORPORATION
                       (Name of Subject Company (Issuer))

                            THE QUIZNO'S CORPORATION
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (Title of Class of Securities)

                                    749058103
                      (CUSIP Number of Class of Securities)

                                PATRICK E. MEYERS
                       VICE PRESIDENT AND GENERAL COUNSEL
                               1415 LARIMER STREET
                             DENVER, COLORADO 80202
                                (303) 291-0999
          (Name, Address and Telephone Number of Person Authorized to
         Receive Notice and Communications on Behalf of Filing Persons)

                                    COPY TO:
                                LINDA SCHOEMAKER
                                PERKINS COIE LLP
                          1201 THIRD AVENUE, 48TH FLOOR
                                SEATTLE, WA 98101
                                 (206) 583-8888

                                NOVEMBER 13, 2000

                            CALCULATION OF FILING FEE

       TRANSACTION VALUATION*                        AMOUNT OF FILING FEE
       $18,200,000                                   $3,640

     * For purposes of calculating amount of filing fee only. The amount assumes the purchase of 1,456,248 shares of common stock, par value $.001 per share (the "Shares"), of The Quizno's Corporation (the "Company"), at a price per share of $8.00. Such number of shares represents all the Shares outstanding as of November 8, 2000 (other than 1,782,647 shares beneficially held by Richard F. Schaden, Richard E. Schaden and Frederick H. Schaden) plus the number of Shares issuable upon the exercise of all options and warrants and to purchase Shares and the number of Shares issuable upon the conversion of all preferred stock.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

          Amount Previously Paid:  N/A        Form or Registration No.:  N/A

          Filing Party:  N/A                  Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ]   third-party tender offer subject to Rule 14d-1.

     [X]   issuer tender-offer subject to Rule 13e-4.

     [X]   going private transaction subject to Rule 13e-3.

     [ ]   amendment to Schedule 13D under Rule 13d-2.


     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO (this "Schedule TO"), is filed by The Quizno's Corporation, a Colorado corporation (the "Company"). This Schedule TO relates to the offer by the Company to purchase all outstanding shares of common stock, par value $.001 per share (the "Shares"), of the Company at a purchase price of $8.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 13, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to Items 1-9, 11 and 13 of this Schedule TO.

ITEM 10.  FINANCIAL INFORMATION

The information set forth under "The Tender Offer - Certain Information Concerning the Company" of the Offer to Purchase is incorporated herein by reference. In addition, the Company's audited financial statements as of December 31, 1998 and September 30, 1999, are included in the Company's Annual Report on Form 10-KSB for the year ended September 30, 1999, which is incorporated herein by reference. Also, the Company's unaudited financial statements for the nine month periods ended June 30, 1999 and June 30, 2000, are included in the Company's Quarterly Report on Form 10-QSB for the period ended June 30, 2000, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)         Offer to Purchase.

(a)(2)         Letter of Transmittal.

(a)(3)         Notice of Guaranteed Delivery.

(a)(4)         Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)         Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies
               and Other Nominees.

(a)(6)         Guidelines for Certification of Taxpayer Identification
               Number on Substitute Form W-9.

(a)(7)         Text of Press Release dated November 13, 2000, issued by the Company.

(a)(8)         Notice to Shareholders Pursuant to Section 7-108-501 of the Colorado
               Business Corporation Act.

(a)(9)         Letter to Stockholders from the Company.

(b)(1)         Securities Purchase Ageement between the Company, its subsidiaries and
               Levine Leichtman Capital Partners II, L.P.

(b)(2)         Form of Secured Senior Subordinated Note Due 2005 issued to Levine
               Leichtman Capital Partners II, L.P.

(b)(3)         Form of Warrant for Common Stock issued to Levine Leichtman Capital
               Partners II, L.P.

(b)(4)         Form of Warrant for Preferred Stock issued to Levine Leichtman Capital
               Partners II, L.P.

(b)(5)         Form of Registration Rights Agreement between the Company and Levine Leichtman
               Capital Partners II, L.P.

(b)(6)         Form of Investor Rights Agreement between the Company and Levine Leichtman
               Capital Partners II, L.P.

(b)(7)         Form of Security Agreement with Levine Leichtman Capital Partners II, L.P.

(b)(8)         Form of Pledge Agreement with Levine Leichtman Capital Partners II, L.P.

(b)(9)         Form of Grant of Security Interest in Trademarks, Patents and Licenses between the Company and Levine Leichtman Capital Partners II, L.P.

(c)(1)         Opinion of Tucker Anthony On Fairness, dated November 12, 2000,
               (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))

(c)(2)         Opinion of Tucker Anthony On Colorado Statute, dated November 12, 2000,
               (Included as Schedule II to the Offer to Purchase filed herewith as
               Exhibit (a)(1))

(d)(1)         Termination Agreement, dated November 6, 2000 between the Company and
               Retail & Restaurant Growth Capital, L.P.

(d)(2)         Guaranty Agreement between the Company and Tucker Anthony, Inc.

(d)(3)         Form of Margin Agreement between Tucker Anthony, Inc. and Richard E. Schaden.

(d)(4)         Form of Reimbursement Agreement between the Company and Richard E. Schaden.

(e)(1)         Form of Employment Agreement between the Company and Richard E. Schaden

(e)(2)         Form of Employment Agreement between the Company and Richard F. Schaden

(f)            Article 113 of the Colorado Business Corporation Act (Included as
               Schedule III to the Offer to Purchase filed herewith as Exhibit (a)(i))

(g)            None.

(h)            None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  November 13, 2000

                                 THE QUIZNO'S CORPORATION

                                 by      /s/ Richard E. Schaden
                                    ------------------------------------------
                                 Name:   Richard E. Schaden
                                 Title:  President and Chief Executive Officer

                                  EXHIBIT INDEX

EXHIBIT
NUMBER            EXHIBIT NAME
------            ------------
ITEM 12. EXHIBITS.
(a)(1)            Offer to Purchase.

(a)(2)            Letter of Transmittal.

(a)(3)            Notice of Guaranteed Delivery.

(a)(4)            Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.

(a)(5)            Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies
                  and Other Nominees.

(a)(6)            Guidelines for Certification of Taxpayer Identification Number on
                  Substitute Form W-9.

(a)(7)            Text of Press Release dated November 13, 2000, issued by the Company.

(a)(8)            Notice to Shareholders Pursuant to Section 7-108-501 of the Colorado
                  Business Corporation Act.

(a)(9)            Letter to Stockholders from the Company.

(b)(1)            Securities Purchase Ageement between the Company, its subsidiaries and
                  Levine Leichtman Capital Partners II, L.P.

(b)(2)            Form of Secured Senior Subordinated Note Due 2005 issued to Levine
                  Leichtman Capital Partners II, L.P.

(b)(3)            Form of Warrant for Common Stock issued to Levine Leichtman Capital
                  Partners II, L.P.

(b)(4)            Form of Warrant for Preferred Stock issued to Levine Leichtman
                  Capital Partners II, L.P.

(b)(5)            Form of Registration Rights Agreement between the Company and Levine Leichtman
                  Capital Partners II, L.P.

(b)(6)            Form of Investor Rights Agreement between the Company and Levine Leichtman
                  Capital Partners II, L.P.

(b)(7)            Form of Security Agreement with Levine Leichtman Capital Partners II, L.P.


(b)(8)            Form of Pledge Agreement with Levine Leichtman Capital Partners II, L.P.

(b)(9)            Form of Grant of Security Interest in Trademarks, Patents and Licenses between the Company and Levine Leichtman Capital Partners II, L.P.

(c)(1)            Opinion of Tucker Anthony On Fairness, dated November 12, 2000,
                  (Included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1))

(c)(2)            Opinion of Tucker Anthony On Colorado Statute, dated November 12, 2000,
                  (Included as Schedule II to the Offer to Purchase filed herewith as
                  Exhibit (a)(1))

(d)(1)            Termination Agreement, dated November 6, 2000 between the Company and
                  Retail & Restaurant Growth Capital, L.P.

(d)(2)            Guaranty Agreement between the Company and Tucker Anthony, Inc.

(d)(3)            Form of Margin Agreement between Tucker Anthony, Inc. and Richard E. Schaden.

(d)(4)            Form of Reimbursement Agreement between the Company and Richard E. Schaden.

(e)(1)            Form of Employment Agreement between the Company and Richard E. Schaden

(e)(2)            Form of Employment Agreement between the Company and Richard F. Schaden

(f)               Article 113 of the Colorado Business Corporation Act (Included as Schedule III
                  to the Offer to Purchase filed herewith as Exhibit (a)(i))

(g)               None.

(h)               None.

                            STATEMENT OF DIFFERENCES
                            ------------------------
The registered trademark symbol shall be expressed as.................... 'r'